EF HUTTON
division of Benchmark Investments, LLC
590 Madison Avenue, 39th Floor
New York, NY 10022

August 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	HHG Capital Corporation (the “Company”)
Registration Statement on Form S-1
Filed February 9, 2021
File No. 333-252885 (the “Registration Statement”)

Ladies and Gentlemen:

On August 13, 2021, EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters of the offering (the “Representative”), submitted a request pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, to accelerate the effectiveness of the above-referenced Registration Statement so that such Registration Statement would become effective as of 4:00 p.m. Eastern Time, Tuesday, August 17, 2021, or as soon thereafter as practicable.

The Representative hereby joins the Company in requesting to withdraw that request and in requesting that acceleration of effectiveness of the Registration Statement not occur until the Company and the Representative submit new requests for acceleration at a time to be determined.

[Signature Page Follows]

Very truly yours,

EF HUTTON, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal